Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 783 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total to buy Shell’s Marketing Businesses in Fiji and Tonga
Paris — July 11, 2006 — Total has signed conditional sale and purchase agreements to acquire the shares and business interests of Shell Fiji Limited in Fiji and the business assets of Shell in Tonga.
The agreement covers Shell’s distribution, sales and marketing interests in retail, commercial, aviation, marine petroleum products and lubricants in Fiji and Tonga. The acquisition represents a network of 9 terminals and depots and 20 service stations. It remains subject to any necessary approval of the relevant authorities in each country.
With a presence in New Caledonia and French Polynesia, Total’s downstream portfolio in the Pacific Islands already includes a network of 10 terminals and depots and 62 service stations, as well as lubricants, aviation fuels, and liquefied petroleum gas (LPG) activities. This deal confirms Total’s growth strategy in the Pacific Islands.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com